Ballard Power Systems Inc.

News Release

Ballard to Present at Noble Financial Capital Markets’ Eighth Annual Equity Conference

For Immediate Release – January 11, 2012

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) announced that Tony Guglielmin, Chief Financial Officer will present at BOCEMb, Noble Financial Capital Markets’ Eighth Annual Equity Conference at the Hard Rock Hotel in Hollywood, Florida, on Wednesday, January 18, 2012 at 9:30am ET.

Tony Guglielmin will provide an update on the business and discuss Ballard’s strategy within key fuel cell growth markets.

A link to the live audio and high-definition video webcast of the presentation will be available at www.ballard.com, or through the Noble Financial websites: www.noblefcm.com, or www.BOCEM2012.com. A Microsoft SilverLight viewer is needed to participate, and is available as a free download from the presentation link. Ballard recommends registering at least 10 minutes prior to the start of the presentation to ensure timely access.

The webcast will also be archived at www.ballard.com for 90 days following the event.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products are based on proprietary esencia™ technology, ensuring incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

About Noble Financial
Noble Financial Capital Markets was established in 1984 and is an equity research driven, full-service, investment banking boutique focused on small-cap, emerging growth companies. The company has offices in New York, Boston, New Jersey, Philadelphia, Los Angles, St Louis, and Boca Raton. In addition to non-deal road shows and sector-specific conferences throughout the year, Noble Financial hosts its large format annual equity conference in January in South Florida featuring 120 – 150 presenting companies from across North America and total attendance of close to 600. For more information: www.noblefcm.com

Further Information
Public Relations: Guy McAree, +1.604.412.7919, media@ballard.com
Investor Relations: Lori Rozali, +1.604.412.3195, investors@ballard.com